Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands except ratio)
(Unaudited)

Nine Months Ended September 30, 2002
Earnings:
Income before income taxes	$93,131
Adjustments:
Net interest expense (1)	99,320
Amortization of capitalized interest	6,777
Portion of rental expense representative of interest	2,050
Undistributed income of affiliate	34,024
Minority interest of majority-owned subsidiaries	54,760

$290,062

Fixed Charges:
Net interest expense (1)	$99,320
Capitalized interest	3,912
Portion of rental expense representative of interest	2,050

$105,282

Ratio of earnings to fixed charges	2.8

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.